UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 0-22445

FirstSpartan Financial Corp.
(Exact name of registrant as specified in its charter)

380 E. Main Street, Spartanburg, South Carolina 29302 Telephone (864) 596-8313
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [X]*                     Rule 12g-4(a)(2)(ii)   [    ]                    Rule 12h-3(b)(2)(i)   [   ]
     Rule 12g-4(a)(1)(ii) [   ]                       Rule 12h-3(b)(1)(i)   [    ]                     Rule 12h-3(b)(2)(ii)  [   ]
     Rule 12g-4(a)(2)(i)  [   ]                       Rule 12h-3(b)(1)(ii)   [   ]                    Rule 15d-6               [    ]

Approximate number of holders of record as of the certification or notice date:  None

*FirstSpartan Financial Corp. was merged with and into BB&T Corporation on March 2, 2001.

     Pursuant to the requirements of the Securities Exchange Act of 1934, BB&T Corporation, the successor by merger to FirstSpartan Financial Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  March 5, 2001                                                                    BB&T CORPORATION

                                                                                                           By:          /s/ Jerone C. Herring
                                                                                                           Name:     Jerone C. Herring
                                                                                                           Title:        Executive Vice President and Secretary

[BB&T Corporation letterhead]

March 5, 2001

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street
Washington D.C. 20549

          Re: FirstSpartan Financial Corp. -- Form 15

Ladies and Gentlemen:

     On behalf of FirstSpartan Financial Corp. (the "Company") and pursuant to Rule 12g-4 under the Securities Exchange Act of 1934 and Rule 10l(a) of Regulation S-T, we are transmitting via EDGAR a Form 15 relating to the deregistration of the Company's common stock, par value $0.01 per share.

     If you have any questions regarding this Form 15, please contact the undersigned at (336) 733-2180.

                                                                                                           Very truly yours,

                                                                                                           BB&T CORPORATION

                                                                                                           By:          /s/ Jerone C. Herring                                                                                                            Name:     Jerone C. Herring                                                                                                            Title:        Executive Vice President and Secretary